 Exhibit (a)(1)(iv)
Letter to Brokers and Dealers with Respect to
Offer to Purchase for Cash
Up To 150,000,000 Shares of Class A Common Stock

of

Coty Inc.

at

$11.65 Net Per Share of Class A Common Stock in Cash
Pursuant to the Offer to Purchase
Dated February 13, 2019

by

Cottage Holdco B.V.

a wholly-owned subsidiary of

JAB Cosmetics B.V.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 29, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
FEBRUARY 13, 2019
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to act as Information Agent in connection with Purchaser’s Offer to Purchase (defined below), subject to certain conditions, including the satisfaction of the Minimum Tender Condition and the Board Support Condition, as defined in the Offer to Purchase, up to 150,000,000 shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), for $11.65 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
The Offer is being made without the prior approval or recommendation of the Company’s board of directors, but requires that the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer contain the recommendation of independent directors of the Company that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 14 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
The Offer to Purchase;

2.
The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.
A Notice of Guaranteed Delivery to be used to accept the Offer if certificates for the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) prior to the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”); and

4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on March 29, 2019, unless the Offer is extended or earlier terminated.
For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in “THE OFFER — Section 3. Procedures for Tendering Shares” in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be timely received by the Depositary or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Tender Condition, unless such Shares and other required documents are received by the Depositary prior to the Expiration Time.
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent and Computershare Trust Company, N.A., as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
Innisfree M&A Incorporated
Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833